FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 16, 2011

FAIRFAX ANNOUNCES ACQUISITION OF WILLIAM ASHLEY

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces the acquisition of family-owned business William Ashley China, Canada's largest prestige retailer of exclusive tableware and gifts.

Since 1947, William Ashley has been recognized worldwide as the leader within the dinnerware and wedding registry industries, by providing premium quality products and services to its customers.  As an innovator in the industry, William Ashley was the first company in North America to introduce a computerized wedding registry system.

“We are excited to sell our company to Fairfax not only because of its significant financial strength, but also because of its access to global markets and history of decentralized, long-term support for entrepreneurial businesses,” said Dean Stark, on behalf of the Stark family.

“We are very pleased to acquire this quality business from the Stark family, which has owned William Ashley for over 50 years. We look forward to working with Jackie Chiesa, President of William Ashley, who has been with the company for over 30 years.   This acquisition is consistent with our interest in acquiring businesses from entrepreneurial founders who want to find a long term home for their business,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946